UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                  Under the Securities Exchange Act of 1934*

                            PRIVATE BUSINESS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  74267D203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           The Lightyear Fund, L.P.
                       51 West 52nd Street, 23rd Floor
                           New York, New York 10019
                                (212) 882-5600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 20, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.366651107                                           Page 2 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LIGHTYEAR PBI HOLDINGS, LLC, a Delaware limited liability company
     Not Required
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    16,000,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,000,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________

                                                            Page 3 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THE LIGHTYEAR FUND, L.P., a Delaware limited partnership
     Not Required
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    16,000,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,000,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                                                            Page 4 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THE LIGHTYEAR CO-INVEST PARTNERSHIP, L.P., a Delaware limited partnership. Not Required
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    16,000,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,000,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                                                            Page 5 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LIGHTYEAR FUND GP, LLC, a Delaware limited liability company
     Not Required
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    16,000,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,000,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________

                                                            Page 6 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MARRON & ASSOCIATES, LLC, a Delaware limited liability company
     Not Required
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    16,000,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,000,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________

                                                            Page 7 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: DONALD B. MARRON, an individual
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not Required


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    16,000,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,000,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

                                                            Page 8 of 13 Pages


     This Statement on Schedule 13D (the "Schedule 13D"), is being filed jointly pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by (1) Lightyear PBI Holdings, LLC, a Delaware limited liability company ("Holdings"), (2) The Lightyear Fund, L.P., a Delaware limited partnership ("The Lightyear Fund"), (3) The Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership ("Co-Invest"), (4) Lightyear Fund GP, LLC, a Delaware limited liability company ("Lightyear Fund GP"), (5) Marron & Associates, LLC, a Delaware limited liability company ("Marron & Associates") and (6) Mr. Donald B. Marron, an individual (collectively, the "Reporting Persons"), relating to the Common Stock, no par value (the "Common Stock"), of Private Business, Inc., a Delaware corporation (the "Company").

Item 1. Security and Issuer.

     This Schedule 13D relates to the Common Stock of the Company. The Company's principal executive offices are at 9020 Overlook Boulevard, Brentwood, Tennessee 37027.

Item 2. Identity and Background.

     (a) - (c) This statement is being filed jointly by the Reporting Persons.

     Holdings is a holding company established for the purpose of holding securities of the Company. The address of the principal business and principal office of Holdings is c/o The Lightyear Fund, L.P., 51 West 52nd Street, 23rd Floor, New York, New York 10019.

     The manager of Holdings is Mr. Bruce Rubin. The present principal occupation of Mr. Rubin is as Managing Director and Chief Administrative Officer of Lightyear Capital, LLC. The business address of Mr. Rubin is 51 West 52nd Street, 23rd Floor, New York, New York 10019. Mr. Rubin is a United States citizen.

     The members of Holdings are The Lightyear Fund and Co-Invest. The Lightyear Fund is a private investment firm that invests in leveraged buyouts, recapitalizations, and growth capital opportunities. The address of the principal business and principal office of The Lightyear Fund is 51 West 52nd Street, 23rd Floor, New York, New York 10019. Co-Invest is a private investment firm that invests in leveraged buyouts, recapitalizations, and growth capital opportunities. The address of the principal business and principal office of Co-Invest is 51 West 52nd Street, 23rd Floor, New York, New York 10019.

     Lightyear Fund GP is the general partner of both The Lightyear Fund and Co-Invest. The principal business of Lightyear Fund GP is acting as general partner of the Lightyear Fund and Co-Invest. The address of the principal business and principal office of Lightyear Fund GP is 51 West 52nd Street, 23rd Floor, New York, New York 10019.

     The managing member of Lightyear Fund GP is Marron & Associates. The principal business of Marron & Associates is acting as managing member of Lightyear Fund GP. The address of the principal business and principal office of Marron & Associates is 51 West 52nd Street, 23rd Floor, New York, New York 10019.

                                                             Page 9 of 13 Pages


     The managing member of Marron & Associates is Mr. Donald B. Marron. The present principal occupation of Mr. Marron is as Chairman and Chief Executive Officer of Lightyear Capital, LLC. The business address of Mr. Marron is 51 West 52nd Street, 23rd Floor, New York, New York 10019. Mr. Marron is a United States citizen.

     (d) - (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons or entities named in this Section 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The citizenship of each manager, member, managing member or general partner, as the case may be, of Holdings, The Lightyear Fund, Co-Invest, Lightyear Fund GP and Marron & Associates is set forth above in clause (a) -
(c) of this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to an Amended and Restated Securities Purchase Agreement by and between the Company and Holdings, dated December 24, 2003 (the "Purchase Agreement") and a Warrant Agreement by and between the Company and Holdings, dated January 20, 2004 (the "Warrant Agreement"), the Company issued to Holdings warrants to purchase 16,000,000 shares of Common Stock of the Company (the "Warrants"). Subject to adjustment for stock splits, reorganizations or similar events, or adjustments relating to distributions to all of the holders of the Company's Common Stock, the exercise price of the Warrants is $1.25 per share. The payment of the exercise price may be made, at the option of the registered holder of the Warrant, (i) in cash, (ii) by wire transfer payable to the order of the Company, (iii) on a net basis, such that the holder receives that number of shares of common stock that would otherwise be issuable upon the exercise of the Warrants less that number of shares of Common Stock having a current market price equal to the aggregate exercise price, or (iv) in shares of Series A preferred stock, no par value, of the Company (the "Series A Preferred Stock"), such that the holder receives that number of shares of Common Stock issuable upon exercise of the Warrants upon surrender to the Company of that number of shares of Series A Preferred Stock having an aggregate liquidation preference equal to the aggregate exercise price.

Item 4. Purpose of Transaction.

     (a)  - (c) Not applicable.

     (d) Pursuant to the Securityholders Agreement by and between the Company and Holdings, dated January 20, 2004 (the "Securityholders Agreement"), Holdings is entitled to select four (4) out of seven (7) nominees for election to the Board of Directors of the Company (the "Board"). Holdings' right to nominate directors under the Securityholders Agreement will be reduced to three (3) nominees if Holdings owns less than 50% of the voting power of the Company. Holdings will continue to have the right to nominate: three (3) director nominees so long as Holdings owns at least 28.6% of the voting power of the Company; two (2) director nominees if Holdings owns at least 14.3% of the voting power of the Company; and one (1) director nominee if Holdings owns at least 10% of the voting power of the Company.

     If the Company is required to add one or more directors to the Board in order to satisfy any requirement of the federal securities laws or the rules or requirements of any applicable exchange or quotation system, Holdings' right to nominate directors to the Board will increase by a number equal to the number of directors so added by the Company.

     (e) - (i) Not applicable.

     (j) The Reporting Persons intend to review on a continuing basis Holdings' investment in the Company. The Reporting Persons may decide to increase or decrease Holdings' investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

     Other than as described above, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4 (a) - (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

     (a) - (b) As a result of the issuance of the Warrants to Holdings, the Reporting Persons may be deemed to be the beneficial owner of 16,000,000 shares of Common Stock (the "Warrant Shares"). Based upon information contained in the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the "SEC") on December 29, 2003, the Warrant Shares, when issued, would constitute approximately 53.1% of the issued and outstanding shares of Common Stock and approximately 53.0% of the total issued and outstanding shares of the Common Stock and the Series B preferred stock, no par value, of the Company (the "Series B Preferred Stock"), on a combined basis.

     As a result of the issuance of the Warrants to Holdings, each of the Reporting Persons may be deemed to be the beneficial owner of the Warrant Shares. However, until such time as the Warrants are exercised for and into the Warrant Shares, the Reporting Persons are not entitled to any rights as a shareholder of the Company as to the Warrant Shares. As manager of Holdings, Mr. Rubin could be deemed to have shared voting or dispositive power over the Warrant Shares owned by Holdings and as the sole member of Marron & Associates, Mr. Marron could be deemed to have shared voting or dispositive power over the Warrant Shares owned by Holdings. Messrs. Marron and Rubin, however, disclaim beneficial ownership in the Warrant Shares, except to the extent of any pecuniary interest each of them may have in Holdings.

     Except as set forth herein, to the best knowledge of the Reporting Persons, without independent verification, no shares of Common Stock are beneficially owned by any of the persons named in Section 2 hereof.

                                                           Page 11 of 13 Pages

     (c) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Securityholders Agreement, Holdings is the beneficiary of certain rights with respect to the Company, including but not limited to, representation on the Board (as described in Item 4(d)) and on committees of the Board, registration rights for the Warrant Shares and the following consent rights:

     So long as Holdings owns, directly or indirectly, (i) shares of Series A Preferred Stock, (ii) the Warrant or (iii) shares of Common Stock issued upon any exercise of the Warrant representing at least 25% of the voting power of the Company, Holdings' written consent is required for the Company to take any of the following actions:

     o any sale, lease, transfer or disposition of securities or assets of the Company or any of its subsidiaries (including any spin-off or in-kind distribution to shareholders of the Company) whether in a single transaction or series of related transactions, having aggregate proceeds in excess of $100,000;

     o any acquisition of securities or assets of another person by the Company or any subsidiary (by merger, consolidation or otherwise) whether in a single or series of related transactions, having an aggregate purchase price in excess of $100,000; or

     o remove the chief executive officer or president or appoint any person to fill a vacancy in any such office, or approve any new, or modify any existing, compensation or benefit plan, agreement or arrangement in which the chief executive officer or president or any member of the Board is a participant or is a party, offered by the Company, including any stock option plan.

     So long as Holdings, under the same circumstances described above, owns at least 10% of the voting power of the Company, Holdings' written consent will be required for the Company to take any of the following actions:

     o make any amendment, alteration or change to any provision of, or any addition to or repealing of any provision of, the Company's Charter, including the Designations of Preferences for the Series B Preferred Stock, or the Company's Bylaws that adversely affect the rights, preferences, privileges or powers of the holders of the Warrant or shares of Common Stock underlying the Warrant;

     o enter into any direct or indirect transaction with an affiliate of the Company except (i) transactions in the ordinary course of business on terms and conditions

                                                           Page 12 of 13 Pages

          no less favorable to the Company than could be obtained on an arm's length basis from unrelated third parties or (ii) transactions between the Company and any of its wholly-owned subsidiaries not involving any other affiliate;

     o increase the number of directors or change the structure of the Board;

     o engage in any transaction or series of related transactions constituting a "Material Event" (as defined in the Securityholders Agreement) (including but not limited to any reorganization or bankruptcy of the Company, any change of control of the Company, any sale of all or substantially all of the Company's assets to a party other than Holdings, any merger or consolidation in which the Company is not the surviving entity, or the adoption of a plan to liquidate or dissolve the Company); or

     o    enter into any arrangement or contract to do any of the foregoing.

     In addition, pursuant to the terms of the Securityholders Agreement, Holdings may not, for one year from January 20, 2004, directly or indirectly acquire beneficial ownership of Common Stock from any person, or encourage or facilitate such a purchase by a third party, at a price equal to or less than $1.85 per share. Holdings is not be precluded, however, from selling Common Stock owned by it in an unsolicited, third-party tender offer made for all the outstanding Common Stock.

     Holdings also agreed that from January 20, 2004 until January 20, 2005, it will not directly or indirectly vote in favor of a sale of all or substantially all the Company's assets, or any sale of the Company's capital stock, a merger, consolidation, reorganization or similar transaction that would constitute a change in control of the Company, at a price per share equal to or less than $1.85 per share unless, as a condition to consummating such change in control transaction, such transaction must be approved by a majority of the shareholders of the Company that are not affiliated with Holdings.

     Pursuant to the Purchase Agreement, Holdings acquired 20,000 shares of Series A Preferred Stock for an aggregate purchase price of $20 million. The holders of the Series A Preferred Stock are entitled to cumulative cash dividends at the annual rate of 10% of an amount equal to the liquidation preference of the Series A Preferred Stock, payable quarterly in arrears, when and as declared by the Board. The Series A Preferred Stock has a liquidation preference superior to the Common Stock and, to the extent required by the terms of the Series B Preferred Stock, on a parity with the currently outstanding Series B Preferred Stock. The liquidation preference is equal to the original $20 million purchase price, plus all accrued but unpaid dividends. Each share of Series A Preferred Stock initially is entitled to 800 votes per share. As a result, Holdings initially has voting rights equivalent to 16,000,000 shares of common stock, which represents approximately 53.1% of the outstanding shares of Common Stock and Series B Preferred Stock, as of December 29, 2003. The dividend rate and the voting rights of the Series A Preferred Stock will be proportionately reduced as any portion of the Warrant is exercised such that, upon full exercise of the Warrant, the Series A Preferred Stock will have no rights to any dividend and no voting rights. The Series A Preferred Stock is not convertible into Common Stock. The approval of the holders of the Series A Preferred Stock is necessary prior to certain significant corporate actions or transactions.

                                                           Page 13 of 13 Pages


     Except as set forth in Item 3, Item 4(d) and this Item 6, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.        Material to be Filed as Exhibits.

Exhibit 99.1   Joint Filing Agreement

Exhibit 99.2   Securities Purchase Agreement.

Exhibit 99.3   Securityholders Agreement.

Exhibit 99.4   Warrant Agreement.

Exhibit 99.5   Form of Certificate of Designations of the Series A Preferred
               Stock.

Exhibit 24.1   Limited Power of Attorney.

                                  Signatures

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   January 20, 2004

                           LIGHTYEAR PBI HOLDINGS, LLC


                           By:  /s/ Bruce Rubin
                                ---------------------------------------
                                Name:  Bruce Rubin
                                Title:  Manager


                           THE LIGHTYEAR FUND, L.P.

                                    By:  Lightyear Fund GP, LLC,
                                             its general partner

                                    By:  Marron & Associates, LLC,
                                             its sole member


                                    By:  /s/ Bruce Rubin
                                         ------------------------------
                                             Name:  Bruce Rubin,
                                                     Attorney-in-Fact
                                                     for Donald B. Marron



                             THE LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.

                                      By:  Lightyear Fund GP, LLC,
                                               its general partner

                                      By:  Marron & Associates, LLC,
                                               its sole member


                                      By:  /s/ Bruce Rubin
                                           ------------------------------
                                               Name:  Bruce Rubin,
                                                       Attorney-in-Fact
                                                       for Donald B. Marron


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                             LIGHTYEAR FUND GP, LLC

                                      By:  Marron & Associates, LLC,
                                               its sole member


                                      By:  /s/ Bruce Rubin
                                           ------------------------------
                                               Name:  Bruce Rubin,
                                                       Attorney-in-Fact
                                                       for Donald B. Marron


                             MARRON & ASSOCIATES, LLC


                             By:  /s/ Bruce Rubin
                                  ---------------------------------------
                                      Name:  Bruce Rubin,
                                               Attorney-in-Fact for
                                               Donald B. Marron


                             DONALD B. MARRON, an individual


                             /s/ Bruce Rubin
                             -----------------------------
                             Bruce Rubin, Attorney-in-Fact